The Ultrashort Duration Government Portfolio The Ultrashort Duration Bond Portfolio Plan Investment Fund, Inc.

Plan Investment Fund, Inc.
- The Ultrashort Duration Government Portfolio
- The Ultrashort Duration Bond Portfolio
Overview
BCS Financial Services Corporation is the administrator
Mutual fund open exclusively for the Blue Cross and Blue Shield Association members
One year target duration
Seeks to provide next day liquidity
Not a money market fund, the NAV will fluctuate on a daily basis, up and down
Investment Advisor
Merganser Capital Management, Inc.
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Plan Investment Fund, Inc.

Important Information
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Plan Investment Fund, Inc.
This booklet contains or incorporates by reference certain forward-looking statements which are based on various assumptions (some of which are beyond our control) which may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as
“may”, “will”, “believe”, “expect”, “anticipate”, “continue”, or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors.
Mutual fund investments are neither insured nor guaranteed by the U.S. Government. The net asset value of the Fund’s Ultrashort Duration Government Portfolio and Ultrashort Duration Bond
Portfolio will fluctuate, up and down. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE
RESULTS. Investments can and may lose money. The Plan Investment Fund, Inc. portfolios are offered only pursuant to a prospectus relating thereto. This booklet is accompanied, or has been preceded, by the prospectus relating to the Ultrashort Duration Government Portfolio and the
Ultrashort Duration Bond Portfolio. Additional copies of the prospectus may be obtained by calling (800) 621-9215. Plan Investment Fund, Inc. is self -distributed. Fund shares are not insured by, issued by, guaranteed by or obligations of the FDIC, the Federal Reserve Board, any government agency or any bank. Such shares involve investment risk, including possible loss of principal amount invested.

The Ultrashort Duration Government & Ultrashort Duration Bond Portfolios
Investment Objective Seek total return consistent with current income and capital preservation.
Structure
Mutual fund registered under the Investment Company Act of 1940
Annual Portfolio Operating Expenses
0.40%*
Minimum Initial Investment
$1,000,000, which may be waived by the Fund
Dividends
Declared daily, paid monthly
Redemptions
4:00 PM (Eastern Time), T+1 Settlement
Administrator
BCS Financial Services Corporation
Custodian
The Bank of New York Mellon
Service Agent
BNY Mellon Investment Servicing
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Plan Investment Fund, Inc.
*After effect of fee waivers and expense reimbursements agreed to for one year.
Plan Investment Fund is a mutual fund, which is open only to members and licensees of the Blue Cross and Blue Shield Association and certain related organizations. Please review the Fund’s prospectus prior to investing. Past performance is no guarantee of future result.

Plan Investment Fund Ultrashort Portfolios
Ultrashort Duration Government Portfolio Primary Investments
U.S. government securities and U.S. government agency securities
One year target duration
Expect NAIC bond list eligible 0.3% RBC charge
Seeks to provide next day liquidity
Ultrashort Duration Bond Portfolio Primary Investments
U.S. government securities and U.S. government agency securities
Asset-backed securities
Private commercial mortgage-backed securities
Corporate securities
One year target duration
Expect NAIC equity 15.0% RBC charge
Seeks to provide next day liquidity
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Plan Investment Fund, Inc.

Merganser Overview
Fixed income specialist
Focus on institutional fixed income management as Merganser’s only business since 1985
Organized to take advantage of inefficiencies inherent in over-the-counter fixed income markets
Deep relationships with Wall Street, regional and specialist brokers/dealers
Emphasis on active sector/security selection, shaped by macro economic analysis and fundamental credit research.
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Plan Investment Fund, Inc.

Merganser Overview
*Specialized Strategies includes Bond Dislocation and CMBS only portfolios.
Client Profile (% AUM) Strategies/Assets Under Management (AUM)
As of December 31, 2011
Strategies AUM ($MM)
Cash/Short Term Bond  4,178
Intermediate/Core Bond  1,724
Investment Grade Credit  36
Structured Strategies  505
TIPS Strategy  22
Specialized Strategies* 24
Total  $6,489
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Plan Investment Fund, Inc.
Taft-Hartley
8%
Sub-Advisory
10%
Insurance &
Trust
11%
Corporate
Operating
16%
Corporate
Pension
11%
Healthcare
25%
Education &
Foundation
11%
Public
5%
Other
3%

Sector Opportunity Set
Ultrashort Duration Government Portfolio
US Treasuries
TIPS
Agency debt
Agency CMBS
Agency RMBS
Ultrashort Duration Bond Portfolio
Government portfolio sectors (see above)
Corporate
Asset-backed securities
Private label CMBS
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Plan Investment Fund, Inc.

The one year duration point on the curve provides an opportunity for pickup in yield from money market rates with limited interest rate sensitivity.
-
This is due in part because of the steep yield curve (Fed has kept short term rates near zero),
and
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Steep credit curves. Spreads on corporate bonds over Treasuries are greater as maturity increases.
The high quality
securities reduce the credit risk of the portfolios. Returns are generated from cashflows.
The significant cashflow that spins off the portfolio is a natural hedge to inflation. The cashflows are reinvested at the prevailing higher rate if the yield curve begins to rise.
This part of the fixed income market has been very liquid, which makes it appropriate for a mutual fund.
Attractive Sector Attributes
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Plan Investment Fund, Inc.

Why invest in the Plan Investment Fund Ultrashort Portfolios?
Attractive current income
High quality assets
Reputable investment manager
Capital preservation, liquidity and total return permeate investment decisions
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Plan Investment Fund, Inc.